Exhibit 12

Ratio Earnings to Fixed Charges

	December 31,
	2004	2005	2006	2007	2008
Income before income tax expense	99,529	95,300	73,955	38,701	(54,063)
Equity in losses of equity-method investees	615	42	(1,721)	(1,042)	(448)

Net income before equity in losses of equity- method investees	100,144	95,342	72,234	37,659	(54,511)

Add fixed charges:
Interest expense including amortization of debt issuance costs	31,184	37,272	54,843	70,772	78,071
Estimate of interest within rental expense	5,116	4,208	4,755	4,699	6,885
	36,300	41,480	59,598	75,471	84,956
Adjusted earnings	136,444	136,822	131,832	113,130	30,445

Ratio of earnings to fixed charges (1)	3.8	3.3	2.2	1.5	0.4

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.